UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with article 157, paragraph 4, of Law No. 6,404/76 and Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) Instruction No. 358/02, informs its shareholders and the market in general that the Board of Directors confirmed on this date the effectiveness of Mr. Bayard De Paoli Gontijo’s appointment as Chief Executive Officer of the Company.

Rio de Janeiro, January 21, 2015.

Oi S.A.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2015

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name: Bayard De Paoli Gontijo Title: Chief Financial Officer